[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
October 10, 2019
DeCarlo McLaren Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549
RE:	Guggenheim Taxable Municipal Managed Duration Trust (File Nos. 333-233605 and 811-22437)
Dear Mr. McLaren:
Thank you for your telephonic comments received October 4, 2019 regarding the registration statement on Form N-2 (the “Registration Statement”) filed by Guggenheim Taxable Municipal Managed Duration Trust (the “Trust”) on September 3, 2019. We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Trust intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.
General
Comment 1:
Remove any and all brackets and fill in any blanks in the Trust’s next pre-effective amendment filing. Please also note, the Trust and its management are responsible for accuracy and adequacy of the disclosure notwithstanding any review or action by the staff of the SEC.

Response:	The Trust has revised the disclosure as requested and notes your comment.
Cover Page
Comment 2:	Fill in the Securities Act file number, 333-233605, on the cover page.
Response:	The Trust has added the Securities Act file number as requested.

Comment 3:	Please break up the “Financial Leverage” paragraph per the “plain English” requirements.
Response:	The Trust has revised the disclosure as requested.
Comment 4:	Please review and revise the following sentence in the “Financial Leverage” paragraph: “The Trust may utilize Financial Leverage up to the imposed by the 1940 Act.”
Response:	The Trust has revised the disclosure as requested.
Comment 5:	Please review and revise the page numbers in the table of contents.
Response:	The Trust has revised the table of contents as requested.
Prospectus Summary
Comment 6:
Under “Investment Policies—Duration Management Strategy,”  the Trust states, “[t]he Adviser may seek to manage the duration of the Trust’s portfolio through the use of derivative instruments….” Please confirm that each type of derivative in which the Trust may invest in as a principal strategy is disclosed and ensure that the disclosure accurately describes the Trust’s use of derivatives and their risks.

Response:
The Trust confirms that each type of derivative in which the Trust may invest in as a principal strategy is disclosed in the Prospectus and the disclosure accurately describes the Trust’s use of derivatives and their risks.

Comment 7:
As it relates to the disclosure under the heading “Special Risk Considerations—Sector Risk,” please confirm that the Trust looks through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Trust’s compliance with its concentration policies.

Response:
To Trust notes that its fundamental policy regarding industry concentration states that “The Trust shall not … [i]nvest in any security if, as a result, 25% or more of the value of the Trust’s total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry or group of related industries, except that this policy shall not apply to (i) securities issued or guaranteed by the U.S. Government and its agencies and instrumentalities or (ii) securities issued by state and municipal governments or their political subdivisions (other than those municipal securities backed only by the assets and revenues of non-governmental users with respect to which the Trust will not invest 25% or more of the value of the Trust’s total assets in securities backed by the same source of revenue).  Thus, the Trust confirms that it will look through private activity municipal debt securities whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity.

Comment 8:
Under the heading “Special Risk Considerations—Senior Loans Risk,” please disclose that it may take longer than 7 days for transactions in bank loans to settle. Please also address how the Trust intends to meet short-term liquidity needs which arise as a result of this lengthy settlement period.

Response:	The Trust has revised the disclosure as requested.
Management of the Trust
Comment 9:	Please include the month and year the portfolio managers began managing the Trust.
Response:	The Trust has revised the disclosure as requested.
Description of Capital Structure
Comment 10:
Under “Preferred Shares,” the following sentence appears twice: “Any Preferred Shares issued by the Trust would have special voting rights and a liquidation preference over the Common Shares.” Please consider revising.

Response:	The Trust has revised the disclosure as requested.
Comment 11:	Under “Plan of Distribution,” please note any material relationships between the principal underwriter and the Trust. See Form N-2 item 5.1(b).
Response:
The Registration Statement is a shelf registration statement pursuant to which the Trust may offer, from time to time, on a delayed or continuous basis in reliance on Rule 415 under the 1933 Act, Common Shares in one or more offerings in amounts, at prices and on terms set forth in one or more Prospectus Supplements. If Common Shares to which this Registration Statement relates are sold to or through a principal underwriter, the Prospectus Supplement for such offering will set forth any material relationships between such principal underwriter and the Trust.

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Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.
Sincerely,
/s/ Kevin T. Hardy
Kevin T. Hardy